FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  5 June, 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. May traffic statistics




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  5 June 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          May traffic statistics


TRAFFIC AND CAPACITY STATISTICS - May 2007


Summary of the headline figures


In May 2007, passenger capacity, measured in Available Seat Kilometres, was 0.1 per cent below May 2006. Traffic, measured in Revenue Passenger Kilometres, was lower by 2.1 per cent. This resulted in a passenger load factor down 1.5 points versus last year, to 73.3 per cent. The decrease in traffic comprised a 2.1 per cent decrease in premium traffic and a 2.1 per cent decrease in non-premium traffic.


May 2006 was a particularly strong month with premium up 13.9 per cent and non-premium up 5.7 per cent leading to soft year on year performance. The unusual timing of bank holidays in the UK and continental Europe, continuing carry-on baggage restrictions at Heathrow and the weak US dollar also impacted
volumes in May 2007.   Premium growth in the first half of the year is unlikely
due to high comparative seat factors.


Cargo, measured in Cargo Tonne Kilometres, fell by 2.0 per cent.   Overall load
factor rose 0.6 points to 69.2 per cent.



Market conditions



Some weakness in non-premium, particularly on the North Atlantic and in shorthaul domestic, continues. Premium demand is expected to continue driving high seat factors. Visibility around forward bookings continues to be limited.



Revenue and costs



The continuing weak US dollar, while not helpful to revenue, is having a positive impact on costs.



Strategic Developments



The airline filed an application with the US DoT for permission to operate services between any point in the EU and US to enable it to grow the most profitable part of its business.



Agreement was reached on new working practices for all 6,000 ground staff involved in the move to Heathrow's Terminal 5. The final ballot, by check-in and customer service staff, showed overwhelming support for more efficient ways of working, ahead of the move to the airline's new home in Terminal 5.



British Airways and Amadeus signed an agreement for the distribution of the airline's fares and inventory to Amadeus travel agencies and corporations. All four GDSs have now agreed to new contracts.



The company joined TPG Capital, Vista Capital, Inversiones Ibersuizas and Quercus Equity to investigate a possible consortium bid for Iberia. No guarantee was given that a formal bid will be made. The airline has previously ruled out further capital investment as part of any consortium bid and will not make an independent bid for the airline.



British Airways' 13 flights a week to Vancouver move from London Heathrow Terminal 4 to Terminal 1 on June 1, 2007 to ease congestion and provide smoother connections for customers.



Eight new Airbus A320 family aircraft were ordered for delivery in 2008-2010 marking the first step towards establishing a single fleet across the British Airways' network. The airline will also upgrade the Gatwick shorthaul fleet by replacing the oldest 14 Boeing 737s with Airbus A319 aircraft.


                                      ends


June 5, 2007                                070/TC/07



BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS


                                             Month of  May                    Financial year
                                                                            April through to May
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2007       2006       (%)            2007        2006        (%)
Passengers carried (000)
UK/Europe                        1783       1791      -0.5            3524        3502       +0.6
Americas                          645        668      -3.5            1278        1338       -4.5
Asia Pacific                      140        144      -3.2             293         304       -3.7
Africa and Middle East            266        267      -0.4             552         546       +1.1
Total                            2833       2871      -1.3            5647        5690       -0.8

Revenue passenger km (m)
UK/Europe                        1767       1770      -0.2            3484        3461       +0.6
Americas                         4336       4499      -3.6            8600        9012       -4.6
Asia Pacific                     1417       1455      -2.6            2981        3061       -2.6
Africa and Middle East           1781       1777      +0.2            3698        3640       +1.6
Total                            9302       9501      -2.1           18763       19175       -2.2

Available seat km (m)
UK/Europe                        2537       2460      +3.1            4981        4807       +3.6
Americas                         5612       5673      -1.1           11038       11146       -1.0
Asia Pacific                     2021       2078      -2.7            3984        4095       -2.7
Africa and Middle East           2526       2494      +1.3            5026        4897       +2.6
Total                           12696      12705      -0.1           25030       24945       +0.3

Passenger load factor (%)
UK/Europe                        69.7       71.9      -2.2 pts        69.9        72.0       -2.1 pts
Americas                         77.3       79.3      -2.0 pts        77.9        80.9       -3.0 pts
Asia Pacific                     70.1       70.0      +0.1 pts        74.8        74.7       +0.1 pts
Africa and Middle East           70.5       71.3      -0.8 pts        73.6        74.3       -0.7 pts
Total                            73.3       74.8      -1.5 pts        75.0        76.9       -1.9 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)              402        411      -2.0             787         820       -4.0
Total RTK                        1340       1360      -1.5            2675        2760       -3.1
Available tonne km (m)           1936       1981      -2.3            3825        3954       -3.3

Overall load factor (%)          69.2       68.6      +0.6 pts        69.9        69.8       +0.1 pts



Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.



Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Fuller information on some factors which could result in material difference to the results is available in the company's Annual Report for the year ended 31 March 2007, which is available on www.bashareholders.com.



                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                        Tel: +44 (0) 20 8738 694